November 5, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (610) 668-1185

Robert A. Kuehl
Chief Financial Officer
Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue
Narberth, Pennsylvania 19072

Re: **Royal Bancshares of Pennsylvania, Inc.**
        Form 10-K filed March 16, 2007
        File No. 0-26366

Dear Mr. Kuehl:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant